

January 3, 2011

Todd D. Fanning
Executive Vice President and Chief Financial Officer
Princeton National Bancorp, Inc.
606 S. Main Street
Princeton, IL 61356

Re: Princeton National Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 29, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed July 29, 2010
File No. 000-20050

Dear Mr. Fanning:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael Clampitt
Senior Attorney